UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

442487302

(CUSIP Number)

J. Larry Sorsby

c/o Hovnanian Enterprises, Inc.

90 Matawan Road, 5th Floor

Matawan, NJ 07747

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487302

1	NAME OF REPORTING PERSON J. Larry Sorsby, as Investment Trustee of certain trusts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,404
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

Statement on Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), of Hovnanian Enterprises, Inc., a Delaware corporation (the “Issuer”). The Class B Common Stock is convertible at any time on a share for share basis to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 90 Matawan Road, 5th Floor, Matawan, NJ 07747. For purposes of this Schedule 13D, the term “Class B Common Stock” also includes the Issuer’s preferred stock purchase rights to purchase, if such preferred stock purchase rights become exercisable, from the Issuer shares of Series B Junior Preferred Stock, par value $0.01 per share, of the Issuer issued in connection with the Rights Agreement, dated as of August 14, 2008, between the Issuer and Computershare Trust Company, N.A., as Rights Agent, as amended. The Preferred Stock Purchase Rights currently cannot trade separately from the underlying Class B Common Stock.

Item 2.	Identity and Background

(a)-(c), (f). This Statement is being filed by J. Larry Sorsby, as investment trustee of certain trusts established for the benefit of certain family members of Mr. Ara K. Hovnanian, over which Mr. Sorsby serves as an investment trustee with voting power. Mr. Sorsby is a citizen of the United States of America. The business address of Mr. Sorsby is c/o Hovnanian Enterprises, Inc. 90 Matawan Road, 5th Floor, Matawan, NJ 07747. Mr. Sorsby is the Executive Vice President, Chief Financial Officer and a Director of the Issuer.

(d), (e). During the past five years, Mr. Sorsby has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Sorsby is an investment trustee over certain trusts for the benefit of certain family members of Mr. Ara K. Hovnanian, and exercises sole voting power over the shares of Class B Common Stock held in such trusts.

Item 4.	Purpose of Transaction

Mr. Sorsby became an investment trustee over certain trusts for the benefit of certain family members of Mr. Ara K. Hovnanian in connection with the long-term estate planning strategy of Mr. Ara K. Hovnanian. Mr. Sorsby may resign as investment trustee over such trusts at any time, in his sole discretion. Mr. Sorsby is the Executive Vice President, Chief Financial Officer and a Director of the Issuer, and in that capacity he has an active role in the management of the Issuer on operational, financial and strategic initiatives.

While Mr. Sorsby does not have any specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, Mr. Sorsby may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a)-(b) On October 29, 2021, Mr. Sorsby, as investment trustee with voting power over shares held by certain trusts, acquired sole voting power over 82,404 shares of Class B Common Stock and dispositive power over zero shares of Class B Common Stock. Such shares represent 12.5% of the shares of Class B Common Stock, based upon 659,219 shares of Class B Common Stock outstanding as of September 2, 2021 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on September 9, 2021. Such shares, together with the 14,272 shares of Class A Common Stock of the Issuer held by the above-referenced trusts, and over which Mr. Sorsby exercises voting power, represent approximately 6.9% of the combined voting power of the Class A Common Stock and Class B Common Stock.

(c) Other than as described in this Item 5, Mr. Sorsby has not effected any transaction in shares of Class B Common Stock in the past 60 days.

(d) Mr. Ara K. Hovnanian serves as an investment trustee over the trusts described herein, and has sole dispositive power over the shares of Class B Common Stock held in such trusts. Such shares of Class B Common Stock are included as beneficially owned by Mr. Ara K. Hovnanian in the Schedule 13D filed by Mr. Ara K. Hovnanian on or about the date hereof.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 of this Schedule 13D is incorporated by reference into this Item 6.

As described in this Schedule 13D, Mr. Sorsby is Executive Vice President, Chief Financial Officer and a Director of the Issuer, and as a result thereof, holds shares of Class A Common Stock and equity awards of the Issuer in his personal capacity. Such holdings and equity awards are separately reported by Mr. Sorsby in filings made pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and by the Issuer as and when required.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2021

/s/ J. Larry Sorsby
J. Larry Sorsby, as investment trustee of certain trusts